MERUS LABS INTERNATIONAL INC.

ANNOUNCES FACTIVE PRODUCT DIVESTITURE

Toronto, August 26, 2013 - Merus Labs International Inc. (“Merus” or the “Company”) [TSX: MSL, NASDAQ: MSLI] is pleased to announce the divestiture of the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets to Okana Ventures Inc. [OTC BB: OKNV] for gross proceeds of approximately US$3.4 million. FACTIVE® is an FDA-approved quinolone with 5-day oral dosing indicated for the treatment of both acute bacterial exacerbation of chronic bronchitis and mild to moderate community-acquired pneumonia.

Pursuant to the definitive agreements, Merus divested the license to the FACTIVE® trademark and patent, inventory on hand, various contingent liabilities, and certain related intellectual property and other information and materials required to market the brand in the North American market. The gross proceeds from the divestiture are comprised of a cash payment of US$2.2 million paid on closing, a non-contingent deferred cash payment of US$800,000 to be paid in quarterly instalments over the next 15 months, and 3 million shares of OKNV.

“This strategic decision to divest the FACTIVE® product rights reflects Merus’ focus on initiatives that optimize the existing portfolio and allows the Company to concentrate resources on the core, strategic components of our business in order to drive future growth,” said Elie Farah, President and CEO of Merus Labs International Inc.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus’ actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus’ products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus’ plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information please contact:

Merus Labs International Inc.

Elie Farah
President and CEO
Tel: (416) 593-3701
efarah@meruslabs.com